VF 3-24-04

UNITED STATES AH 3/23/2004
SECURITIES AND EXCHANGE COMMISSION **
Washington, D.C. 20549

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04016244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Whitestone Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Joy Drive
(No. and Street)

New Hyde Park (City) New York (State) 11040 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas (516) 365-0280
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company
(Name — if individual, state last, first, middle name)

1444 86th Street (Address) Brooklyn (City) New York (State) 11228 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pappas swear (or affirm) that, t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fir Whitestone Securities Inc.

December 31 19 2003 are true and correct. I further swear (or affirm) that neither the com nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th a customer, except as follows:

---/ / /---

Anthony Pappas
Signature

President
Title

Sworn to before me this
21st day of January, 2004

Napaporn [signature]
Notary Public

NAPAPORN WIEDENBAUM
NOTARY PUBLIC, State of New York
No. 01WI6077947
Qualified in Queens County
Commission Expires 05-19-2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITESTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets

Current Assets		
Cash and cash equivalents	$	112,654
Restricted cash		50,000
Marketable securities		296,058
Marketable securities-private placement		6,300
Rent deposits		2,562
Commissions receivable		5,844
Prepaid expenses		2,046
Total Current Assets		475,464
Property and equipment		
Furniture		955
Computer		3,237
Total Property and Equipment		4,192
Less: accumulated depreciation		(4,192)
Property and equipment (net)		-
Total Assets	$	475,464

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable & accrued expenses	$	5,789
Deferred income taxes		48,416
Total Liabilities		54,205
Shareholders' Equity		
Common stock		1,000
Additional paid-in capital		121,571
Retained earnings (Includes $146,141 of unrealized gains)		298,688
Total Shareholders' Equity		421,259
Total Liabilities and Shareholders' Equity	$	475,464

See Auditor's Report and Notes to Financial Statements

Accounting Offices
Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA C.P.A.
managing partner
◆
ANTHONY J. BONOMO C.P.A.
partner
◆
A. LYLE BAUER C.P.A.
Manager

Colabella & Company
Est. 1974
Certified Public Accountants

New York City
1444 86th Street • Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191
◆
Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085
◆
Nassau County
69 Bruce Avenue - Hicksville, NY 11801
Tel: (516) 933-1418
◆
Www.colabella.com

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Whitestone Securities, Inc.

In planning and performing our audit of the financial statements of Whitestone Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brooklyn, New York
February 18, 2004